Filed by Max Capital Group Ltd. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

The following appeared in the print version of the Bermuda Royal Gazette on March 8, 2010.

Article published March 8. 2010 08:18 AM

Becker on Budget impact::

Proposals in Government’s Budget will create a “significant” increase in the cost of doing business in Bermuda, according to Max Capital CEO Marty Becker.

But Mr. Becker believes that Bermuda remains an attractive domicile for international re/insurance companies.

The Max boss is set to become CEO of Alterra Capital Holdings, a new Bermuda-based re/insurer created by the merger of Max and Harbor Point.

Finance Minister Paula Cox proposed to raise the rate of payroll tax two percentage points to 16 percent and to target high earners by raising the payroll tax cap from $350,000 to $750,000.

The Budget also projects a 21 percent rise in revenue from international company fees.

“I think that the key thing that Bermuda has to keep in mind if it wants to be a favoured domicile is that it not only has to remain an efficient place to do business, from a resources and professional staff point of view, but it also has to remain an economically competitive place to do business,” Mr. Becker said.

“And the unilateral increase in cost in the Budget is significant. All companies are going to have to assess whether they can continue to compete in a global market with the cost structure in Bermuda as time moves on.

“So we would encourage Government to be sensitive to the economics of what they’re doing.”

He added that Max was not planning any changes in direct response to the Budget measures.

“We still view the total Bermuda package as being attractive,” he said.

Mr. Becker said too much had been made about the decisions of Ace and XL Capital to relocate their holding companies in Switzerland and Ireland respectively.

“Bermuda still has a very bright future,” Mr. Becker said.

“People talk about the redomiciles that have taken place but they haven’t taken place from Bermuda — those were Cayman companies.

“Bermuda’s in a great spot and the tax legislation that’s been proposed in the US would be the same if we were in Switzerland, Ireland, the Netherlands or anywhere else — it treats all foreign insurers the same.

“The great thing about Bermuda is that you still have an ability to talk with your regulator and that’s a big asset.”